Exhibit 17.1

November 3, 2015

Citizens Financial Group, Inc.

Citizens Bank, N.A.

Citizens Bank of Pennsylvania

28 State Street

Boston, MA 02109

Attention:	Robin S. Elkowitz
Corporate Secretary

Re: Director Resignation

Ladies and Gentlemen:

Pursuant to the Separation and Shareholder Agreement, dated as of September 26, 2014, by and between The Royal Bank of Scotland Group plc and Citizens Financial Group, Inc., I hereby confirm my resignation from my position as a director of the boards of directors of Citizens Financial Group, Inc., Citizens Bank, N.A. and Citizens Bank of Pennsylvania effective as of the date hereof. This resignation also extends to my position on the Executive Committees of the aforementioned boards.

Thank you for your attention to this matter.

Very truly yours,

/s/ Robert Gillespie
Robert Gillespie